Exhibit 12.1

MTS Systems Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Fiscal Year Ended					Six Months Ended
	October 1, 2011	September 29, 2012	September 28, 2013	September 27, 2014	October 3, 2015	April 2, 2016
Ratio of Earnings to Fixed Charges (1):	25.04	31.50	33.38	21.16	19.89	12.17

Reconciliaton:

Income from continuing operations before taxes	$73,305	$79,780	$79,254	$58,443	$59,172	$17,311
Fixed charges	3,050	2,616	2,448	2,899	3,133	1,550

Earnings for computation	$76,355	$82,396	$81,702	$61,342	$62,305	$18,861

Fixed charges:
Interest on indebtedness and amortization of debt discount	1,283	849	591	1,003	1,204	585
Capitalized interest	—	—	—	—	—	—
Interest expense on rental expense (1/3 rent)	1,767	1,767	1,857	1,896	1,929	965

Total Fixed Charges	$3,050	$2,616	$2,448	$2,899	$3,133	$1,550

Lease Expense	5,300	5,300	5,570	5,687	5,787	2,894

Interest Income	(368)	(544)	(257)	(311)	(409)	(127)
Interest Expense	1,283	849	591	1,003	1,204	585
Net Interest	915	305	334	692	795	458

(1) For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income (loss) from continuing operations before income taxes, fixed charges, and amortization of capitalized interest, but excludes equity method investment earnings and capitalized interest. “Fixed charges” consist of (i) interest on indebtedness, whether expensed or capitalized, (ii) that portion of rental expense which we believe to be representative of interest (one-third of rental expense) and (iii) amortization of debt discount and expense.